EXHIBIT 12.1
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2005	2004	2003	2002	2001
Income (loss) from continuing operations	$31,628	$25,587	$15,321	$2,041	$(26,037)
Add fixed charges	42,229	31,455	34,662	33,893	32,055

Earnings (as defined)	$73,857	$57,042	$49,983	$35,934	$6,018

Fixed charges:
Interest expense	4,467	5,139	5,223	4,690	5,981
Amortization of debt issuance costs	369	568	943	258	197
Estimated interest component of rent expenses	37,393	25,748	28,496	28,945	25,877

Total fixed charges	$42,229	$31,455	$34,662	$33,893	$32,055

Ratio of earnings to fixed charges (1)	1.75x	1.81x	1.45x	1.06x
Deficiency in earnings to cover fixed charges					$26,037

(1)	The “ratio of earnings to fixed charges” represents earnings divided by fixed charges, as defined in the following paragraph. The “deficiency” represents the amount of fixed charges in excess of earnings.
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings (loss) from continuing operations before income taxes and change in accounting principle plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and one-third of rent expense, which is deemed to be representative of interest expense.